UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 23)1

SL Industries, Inc.
(Name of Issuer)

Common Stock, $.20 Par Value
(Title of Class of Securities)

784413106
(CUSIP Number)

Warren G. Lichtenstein
Steel Partners Holdings L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 520-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 784413106

1	NAME OF REPORTING PERSON STEEL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 927,231
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 927,231
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 927,231
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 784413106

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 927,231
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 927,231
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 927,231
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 784413106

1	NAME OF REPORTING PERSON STEEL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 927,231
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 927,231
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 927,231
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 784413106

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,300
	8	SHARED VOTING POWER 927,231
	9	SOLE DISPOSITIVE POWER 10,300
	10	SHARED DISPOSITIVE POWER 927,231
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 937,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 784413106

1	NAME OF REPORTING PERSON GLEN M. KASSAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 784413106

1	NAME OF REPORTING PERSON JOHN H. MCNAMARA, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 784413106

The following constitutes Amendment No. 23 to the Schedule 13D filed by the undersigned (“Amendment No. 23”).  This Amendment No. 23 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 927,231 Shares owned by Steel Partners II is approximately $9,083,257, including brokerage commissions.  The Shares owned by Steel Partners II were acquired with partnership funds.  The aggregate purchase price of the 10,300 Shares owned directly by Mr. Lichtenstein is approximately $37,509.  The Shares owned directly by Mr. Lichtenstein were acquired with personal funds.

Set forth on Schedule B annexed hereto is the aggregate purchase price of the Shares beneficially owned, if any, by each of the officers and directors, who are not Reporting Persons, of the entities listed on Schedule A.

Steel Partners II effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 6,026,115 Shares outstanding, which is the total number of Shares outstanding as of July 28, 2010 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2010.

As of the close of business on August 26, 2010, Steel Partners II owned directly 927,231 Shares, constituting approximately 15.4% of the Shares outstanding.  By virtue of their relationships with Steel Partners II discussed in further detail in Item 2, each of Steel Holdings, Partners LLC and Warren G. Lichtenstein may be deemed to beneficially own the Shares owned by Steel Partners II.

As of the close of business on August 26, 2010, Warren G. Lichtenstein directly owned 10,300 Shares which, together with the 927,231 Shares owned by Steel Partners II that Mr. Lichtenstein may also be deemed to beneficially own, constitutes approximately 15.6% of the Shares outstanding.

Messrs. Kassan and McNamara do not currently own any Shares.

Set forth on Schedule B annexed hereto is the aggregate number and percentage of Shares beneficially owned, if any, by each of the officers and directors, who are not Reporting Persons, of the entities listed on Schedule A.  Unless otherwise indicated thereon, each of the persons listed on Schedule B has (i) the sole power to vote and dispose of the Shares they beneficially own, if any, and (ii) the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that they beneficially own, if any.

CUSIP NO. 784413106

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.

Item 5(c) is hereby amended to add the following:

(c)           Schedule C annexed hereto lists all transactions in the Shares by the Reporting Persons during the past sixty days.  All of such transactions were effected in the open market pursuant to a Rule 10b5-1 Purchase Trading Plan adopted by Steel Partners II.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 27, 2010, Steel Partners II terminated that certain Purchase Trading Plan Agreement (the “Agreement”), dated April 21, 2010, by and between Steel Partners II and Mutual Securities, Inc., a registered broker-dealer.  The Agreement established a trading plan to effect purchases of Shares of the Issuer in compliance with all applicable laws, including, without limitation, Section 10(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Rule 10b5-1.

CUSIP NO. 784413106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2010	STEEL PARTNERS II, L.P.

	By:	Steel Partners II GP LLC General Partner

	By:	/s/ Sanford Antignas
Sanford Antignas Chief Operating Officer

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners Holdings GP LLC General Partner

By:	/s/ Sanford Antignas
Sanford Antignas Chief Operating Officer

STEEL PARTNERS LLC

By:	/s/ Sanford Antignas
Sanford Antignas Chief Operating Officer

/s/ Sanford Antignas
SANFORD ANTIGNAS as Attorney-In-Fact for Warren G. Lichtenstein

/s/ Sanford Antignas
SANFORD ANTIGNAS as Attorney-In-Fact for Glen M. Kassan

/s/ John H. McNamara, Jr.
JOHN H. MCNAMARA, JR.

CUSIP NO. 784413106

SCHEDULE B

Interest in Securities of the Issuer by the Officers and Directors,
Who Are Not Reporting Persons, of the Entities Listed on Schedule A

Name	Number of Shares Beneficially Owned	Percentage	Aggregate Cost

Anthony Bergamo	10	Less than 1%	$12.47
Jack L. Howard	750*	Less than 1%	$7,177.50

* Owned directly by EMH Howard LLC, an affiliate of Mr. Howard.

CUSIP NO. 784413106

SCHEDULE C

Transactions in the Securities of the Issuer During the Past Sixty Days

Class of Security	Securities Purchased	Price ($)	Date of Purchase

STEEL PARTNERS II, L.P.

Common Stock	1,500	11.7650	06/30/10
Common Stock	7,590	11.7157	07/02/10
Common Stock	8,500	11.8504	07/06/10
Common Stock	10,057	11.9276	07/08/10
Common Stock	2,738	11.9141	07/09/10
Common Stock	1,900	11.9043	07/12/10
Common Stock	2,186	11.8647	07/13/10
Common Stock	1,300	11.9300	07/16/10
Common Stock	6,979	11.9790	08/02/10
Common Stock	11	12.0000	08/12/10
Common Stock	465	12.0000	08/16/10